UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒             FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐             NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

On July 31, 2018, Amdocs Limited (“Amdocs”) issued a press release announcing financial results for the quarter ended June 30, 2018. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: July 31, 2018

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Amdocs Limited Press Release dated July 31, 2018.

Exhibit 99.1

Amdocs Limited Reports Third Quarter Fiscal 2018 Results

Record Quarterly Revenue Exceeding $1B for First Time

Expects Fiscal 2018 GAAP Diluted EPS Growth Outlook of (3.0)%-0.0% YoY

Expects Fiscal 2018 Non-GAAP Diluted EPS Growth Outlook of 5.0%-7.0% YoY

Third Quarter Fiscal 2018 Highlights

•

Revenue of $1 billion, at the midpoint of the $990-$1,030 million guidance range adjusting for the negative impact from foreign currency movements of approximately $9 million relative to the second quarter of fiscal 2018. Revenue guidance had included a minimal sequential impact from foreign currency fluctuations

•	GAAP diluted EPS of $0.64, below the $0.71-$0.81 guidance range due to nonrecurring restructuring charges, net of tax effects

•	Non-GAAP diluted EPS of $1.03, at the midpoint of the $1.00-$1.06 guidance range

•	GAAP operating income of $106 million; GAAP operating margin of 10.5%

•	Non-GAAP operating income of $174 million; non-GAAP operating margin of 17.3%

•	Free cash flow of $128 million, comprised of cash flow from operations of $164 million, less $36 million in net capital expenditures and other

•	Twelve-month backlog of $3.33 billion, up $10 million sequentially

•	Quarterly cash dividend of $0.25 per share, to be paid on October 19, 2018

ST. LOUIS – July 31, 2018 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended June 30, 2018.

“We are pleased to report a solid performance in our third fiscal quarter. Revenue exceeded $1 billion for the first time in our history and was in line with the midpoint of our guidance adjusting for currency. On a regional basis, North America showed some early signs of stabilization while Europe and Rest of World delivered solid year-over-year growth that reflected the benefit of recent customer awards and our continued focus on project delivery and execution,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “Q3 included positive developments relating to Network Functions Virtualization (NFV). First, we are today excited to announce that Amdocs is supporting the commercial availability of Comcast’s software-defined wide area networking (SD-WAN) service for enterprise businesses which leverages Amdocs’ leading NFV portfolio of orchestration, fulfillment and automation capabilities. Second, Telstra has partnered with Amdocs to implement a next generation OSS platform for its B2B line of business that will enable Telstra’s network domains to evolve toward virtualization while minimizing the impact to its existing support systems.”

Gelman concluded, “We enter the fourth fiscal quarter encouraged by our recent win rate, which remains strong and well balanced across our various business lines, recent acquisitions and operating regions. Naturally, we continue to monitor the many moving parts affecting our outlook, but with our record 12-month backlog and focus on execution we are on-track to deliver diluted non-GAAP earnings per share growth in the mid-to-high single digit range for the seventh consecutive year.”

Revenue

Revenue for the third fiscal quarter ended June 30, 2018 was $1.0 billion, up 1.0% or $9.9 million sequentially from the second fiscal quarter of 2018 and up 3.7% as compared to last year’s third fiscal quarter. Revenue for the third fiscal quarter of 2018 includes a negative impact from foreign currency movements of approximately $9 million relative to the second quarter of fiscal 2018. Revenue was at the midpoint of Amdocs’ guidance, excluding the negative impact of foreign currency movements.

Net Income and Earnings Per Share

The Company’s GAAP net income for the third quarter of fiscal 2018 was $91.5 million, or $0.64 per diluted share, compared to GAAP net income of $119.3 million, or $0.81 per diluted share, in the prior fiscal year’s third quarter. Net income on a non-GAAP basis was $147.5 million, or $1.03 per diluted share, compared to non-GAAP net income of $150.4 million, or $1.02 per diluted share, in the third quarter of fiscal 2017. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, nonrecurring restructuring charges primarily associated with recently completed acquisitions and internal business realignment actions in North America, and equity-based compensation expenses of $10.5 million, net of tax effects, in the third quarter of fiscal 2018.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On July 31, 2018, the Board approved the Company’s next quarterly cash dividend payment of $0.25 per share and set September 28, 2018 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 19, 2018.

•	Share Repurchase Activity: Repurchased $90 million of ordinary shares during the third quarter of fiscal 2018.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.33 billion at the end of the third quarter of fiscal 2018, up $10 million from the end of the prior quarter.

Fourth Quarter Fiscal 2018 Outlook

•	Revenue of approximately $980-$1,020 million, including a negative sequential impact from foreign currency fluctuations of approximately $5 million as compared to the third quarter of fiscal 2018

•

Diluted GAAP EPS of approximately $0.71-$0.79. The impact on diluted GAAP EPS of the acquisitions during fiscal year 2018 is subject to finalization of the purchase price allocation and other acquisition-related costs.

•

Diluted non-GAAP EPS of approximately $0.95-$1.01, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.07 per share of equity-based compensation expense, net of tax effects. Expected non-GAAP effective tax rate above the high-end of the annual target range of 13%-17% in the fourth quarter fiscal 2018

Full Year Fiscal 2018 Outlook

•	Revenue growth of 2.2%-3.2% year-over-year as reported compared with previous guidance of 2.3%-4.3% year-over-year

•	Revenue growth of 1.7%-2.7% year-over-year on a constant currency basis compared with previous guidance of 1.3%-3.3% year-over-year

•

Full year fiscal 2018 revenue guidance incorporates an expected positive impact from foreign currency fluctuations of about 0.5% year-over-year, compared with previous guidance for a positive impact of about 1.0%

•

Expects GAAP diluted earnings per share growth of roughly (3.0)%-0.0% year-over-year compared with previous guidance of 0.0%-6.0%, primarily due to nonrecurring restructuring charges primarily associated with recently completed acquisitions and internal business realignment actions in North America. The impact on diluted GAAP EPS of acquisition activity in fiscal year 2018 is subject to finalization of the purchase price allocation and other acquisition-related costs

•

Non-GAAP diluted earnings per share growth of roughly 5.0%-7.0% year-over-year compared with previous guidance of 4.0%-8.0%. Non-GAAP diluted earnings per share excludes amortization of purchased intangible assets and other acquisition-related costs, nonrecurring restructuring charges primarily associated with recently completed acquisitions and internal business realignment actions in North America, and approximately $0.26-$0.28 per share of equity-based compensation expense, net of tax effects. Expected non-GAAP effective tax rate to remain within the same target range of 13%-17% for the full year fiscal 2018

Our fourth fiscal quarter 2018 and full year fiscal 2018 outlook takes into consideration the Company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from T-Mobile’s proposed merger with Sprint, or from other current and potential customer consolidation activity in North America.

Conference Call Details

Amdocs will host a conference call on July 31, 2018 at 5:00 p.m. Eastern Time to discuss the Company’s third quarter of fiscal 2018 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 8127189. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities;

•	nonrecurring restructuring charges;

•	equity-based compensation expense; and

•	tax effects.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, nonrecurring restructuring charges primarily associated with internal business realignment actions in North America, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs is a leading software and services provider to communications and media companies of all sizes, accelerating the industry’s dynamic and continuous digital transformation. With a rich set of innovative solutions, long-term business relationships with 350 communications and media providers, and technology and distribution ties to 600 content creators, Amdocs delivers business improvements to drive growth. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.9 billion in fiscal 2017. For more information, visit Amdocs at www.amdocs.com.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2017 filed on December 11, 2017 and our Form 6-K furnished for the first quarter of fiscal 2018 on February 12, 2018 and for the second quarter of fiscal 2018 on May 21, 2018.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenue	$1,002,198	$966,695	$2,972,249	$2,887,431
Operating expenses:
Cost of revenue	650,569	628,640	1,940,353	1,871,211
Research and development	72,729	67,118	205,832	194,411
Selling, general and administrative	116,396	113,997	355,263	352,541
Amortization of purchased intangible assets and other	26,929	27,028	81,256	83,982
Restructuring charges	30,057	—	30,057	—

	896,680	836,783	2,612,761	2,502,145

Operating income	105,518	129,912	359,488	385,286
Interest and other (expense) income, net	(3,212)	1,152	(3,330)	(2,079)

Income before income taxes	102,306	131,064	356,158	383,207
Income taxes	10,776	11,800	46,028	53,590

Net income	$91,530	$119,264	$310,130	$329,617

Basic earnings per share	$0.64	$0.82	$2.17	$2.25

Diluted earnings per share	$0.64	$0.81	$2.15	$2.23

Basic weighted average number of shares outstanding	141,972	145,904	142,982	146,439

Diluted weighted average number of shares outstanding	143,196	147,259	144,320	147,865

Cash dividends declared per share	$0.250	$0.220	$0.720	$0.635

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenue	$1,002,198	$966,695	$2,972,249	$2,887,431
Non-GAAP operating income	173,590	167,193	514,414	497,275
Non-GAAP net income	147,547	150,440	439,363	423,171
Non-GAAP diluted earnings per share	$1.03	$1.02	$3.04	$2.86
Diluted weighted average number of shares outstanding	143,196	147,259	144,320	147,865

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended June 30, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Restructuring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$650,569	—	$(5,074)	$(572)	$—	$—	$644,923
Research and development	72,729	—	(1,071)	—	—	—	71,658
Selling, general and administrative	116,396	—	(4,369)	—	—	—	112,027
Amortization of purchased intangible assets and other	26,929	(26,929)	—	—	—	—	—
Restructuring charges	30,057	—	—	—	(30,057)	—	—

Total operating expenses	896,680	(26,929)	(10,514)	(572)	(30,057)	—	828,608

Operating income	105,518	26,929	10,514	572	30,057	—	173,590

Income taxes	10,776	—	—	—	—	12,055	22,831

Net income	$91,530	$26,929	$10,514	$572	$30,057	$(12,055)	$147,547

	Three months ended June 30, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$628,640	$—	$(4,763)	$—	$623,877
Research and development	67,118	—	(914)	—	66,204
Selling, general and administrative	113,997	—	(4,576)	—	109,421
Amortization of purchased intangible assets and other	27,028	(27,028)	—	—	—

Total operating expenses	836,783	(27,028)	(10,253)	—	799,502

Operating income	129,912	27,028	10,253	—	167,193

Income taxes	11,800	—	—	6,105	17,905

Net income	$119,264	$27,028	$10,253	$(6,105)	$150,440

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Nine months ended June 30, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Restructuring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,940,353	$—	$(14,502)	$(9,033)	$—	$—	$1,916,818
Research and development	205,832	—	(2,664)	—	—	—	203,168
Selling, general and administrative	355,263	—	(17,414)	—	—	—	337,849
Amortization of purchased intangible assets and other	81,256	(81,256)	—	—	—	—	—
Restructuring charges	30,057	—	—	—	(30,057)	—	—

Total operating expenses	2,612,761	(81,256)	(34,580)	(9,033)	(30,057)	—	2,457,835

Operating income	359,488	81,256	34,580	9,033	30,057	—	514,414

Income taxes	46,028	—	—	—	—	25,693	71,721

Net income	$310,130	$81,256	$34,580	$9,033	$30,057	$(25,693)	$439,363

	Nine months ended June 30, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,871,211	$—	$(14,734)	$6,691	$—	$1,863,168
Research and development	194,411	—	(2,714)	—	—	191,697
Selling, general and administrative	352,541	—	(17,250)	—	—	335,291
Amortization of purchased intangible assets and other	83,982	(83,982)	—	—	—	—

Total operating expenses	2,502,145	(83,982)	(34,698)	6,691	—	2,390,156

Operating income	385,286	83,982	34,698	(6,691)	—	497,275

Income taxes	53,590	—	—	—	18,435	72,025

Net income	$329,617	$83,982	$34,698	$(6,691)	$(18,435)	$423,171

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	June 30, 2018	September 30, 2017
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$561,041	$979,608
Accounts receivable, net, including unbilled of $248,938 and $229,695, respectively	982,213	865,068
Prepaid expenses and other current assets	236,988	203,810

Total current assets	1,780,242	2,048,486
Property and equipment, net	476,126	355,685
Goodwill and other intangible assets, net	2,751,266	2,398,535
Other noncurrent assets	435,834	476,674

Total assets	$5,443,468	$5,279,380

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,176,102	$1,059,855
Deferred revenue	142,655	113,091

Total current liabilities	1,318,757	1,172,946
Other noncurrent liabilities	561,842	532,364
Total Amdocs Limited Shareholders’ equity	3,519,706	3,574,070
Noncontrolling interests	43,163	—
Total equity	$3,562,869	$3,574,070

Total liabilities and equity	$5,443,468	$5,279,380

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Nine months ended June 30,
	2018	2017
Cash Flow from Operating Activities:
Net income	$310,130	$329,617
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	157,421	163,533
Equity-based compensation expense	34,580	34,698
Deferred income taxes	7,947	7,201
Excess tax benefit from equity-based compensation	—	(3,716)
Loss (gain) from short-term interest-bearing investments	1,324	(144)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(81,690)	(73,033)
Prepaid expenses and other current assets	(21,796)	(1,258)
Other noncurrent assets	2,006	(60,949)
Accounts payable, accrued expenses and accrued personnel	42,374	75,178
Deferred revenue	21,221	(38,817)
Income taxes payable	(15,428)	(7,726)
Other noncurrent liabilities	(16,189)	12,520

Net cash provided by operating activities	441,900	437,104

Cash Flow from Investing Activities:
Purchase of property and equipment	(197,253)	(98,565)
Proceeds from sale of short-term interest-bearing investments	302,949	218,395
Purchase of short-term interest-bearing investments	(76,037)	(218,772)
Net cash paid for acquisitions	(352,599)	—
Other	(2,414)	(10,022)

Net cash used in investing activities	(325,354)	(108,964)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	200,000
Payments under financing arrangements	(200,000)	(400,000)
Repurchase of shares	(329,593)	(250,231)
Proceeds from employee stock options exercised	76,236	75,763
Payments of dividends	(98,929)	(89,522)
Investment by noncontrolling interests, net	47,013	—
Excess tax benefit from equity-based compensation and other	—	3,716
Other	(323)	—

Net cash used in financing activities	(305,596)	(460,274)

Net decrease in cash and cash equivalents	(189,050)	(132,134)
Cash and cash equivalents at beginning of period	649,611	768,660

Cash and cash equivalents at end of period	$460,561	$636,526

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
North America	$644.8	$624.2	$643.0	$644.1	$637.9
Europe	139.3	148.6	133.7	129.8	125.2
Rest of the World	218.1	219.5	201.0	205.8	203.6

Total Revenue	$1,002.2	$992.3	$977.7	$979.7	$966.7

	Three months ended
	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Managed Services Revenue	$515.0	$508.9	$518.7	$503.8	$496.3

	Three months ended
	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Customer Experience Systems	$991.0	$980.7	$965.9	$967.7	$954.8
Directory	11.2	11.6	11.8	12.0	11.9

Total Revenue	$1,002.2	$992.3	$977.7	$979.7	$966.7

	As of
	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
12-Month Backlog	$3,330	$3,320	$3,260	$3,250	$3,220

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